EXHIBIT 10.1

SETTLEMENT AGREEMENT AND GENERAL RELEASE

A.   **INTRODUCTION**

This Settlement Agreement and General Release ("Agreement") is made and entered into by and between Richard L. Manetta ("Mr. Manetta"), and The Dow Chemical Company and its subsidiaries, affiliates and joint ventures (collectively "Dow" or "the Company") (collectively, "the parties").

WHEREAS, Dow and Mr. Manetta entered into a certain employment agreement memorialized by a letter dated July 23, 2001 (the "July 23 Agreement") concerning the terms and conditions of Mr. Manetta's service as Corporate Vice President and General Counsel to Dow;

WHEREAS, Mr. Manetta has been employed by Dow from July 30, 2001, and has remained an employee in good standing at all times;

WHEREAS, Mr. Manetta has accomplished his five-year business objectives earlier than originally anticipated, and Dow and Mr. Manetta agree that it is in the best interests of Dow, in conjunction with the appointment of a new Chief Executive Officer as of November 1, 2004, for an orderly transition to a new Corporate Vice President and General Counsel to take place at a time not originally contemplated by the parties when the July 23 Agreement was executed;

WHEREAS, the parties believe it is in the best interests of both of them to avoid the expense, burden, and uncertain outcome of any dispute about their rights and obligations under the July 23 Agreement;

WHEREAS, the Compensation Committee of the Board of Directors of Dow (the "Compensation Committee") has independently determined, after careful and appropriate assessment of this Agreement, that approval of this Agreement at this time is in the best interests of Dow and its shareholders and an appropriate expenditure of corporate assets;

WHEREAS, Mr. Manetta acknowledges that the consideration provided to him, including Dow's promises, is sufficient to support the releases and other undertakings provided by him under this Agreement; and

WHEREAS, all parties understand that their representations are material and that the other party is relying on these representations in entering into this Agreement.

NOW, THEREFORE, for and in consideration of the above and of the covenants and agreements contained herein, the receipt and sufficiency of which are hereby acknowledged by the parties, the parties agree as follows:

B. NON-ADMISSION OF LIABILITY

This Agreement shall not in any way be construed as an admission by either Mr. Manetta or Dow that he or it or any of Dow's principals, directors, officers or employees, or any party's representatives or agents, acted wrongfully, which is expressly denied.

C. DOW'S PROMISES TO MR. MANETTA

In exchange for the promises and undertakings of Mr. Manetta, as described herein and in compromise and settlement of all of his claims, Dow promises to provide certain consideration and benefits that are above and beyond anything to which Mr. Manetta would otherwise have been entitled. Assuming this Agreement becomes irrevocable, they are the following:

(1) Mr. Manetta will remain employed by Dow, until August 31, 2005 (or such earlier date as may occur pursuant to subsections C (1) (a) or C (1) (b) below), at which time he will separate from employment with Dow (the "Separation Date"). The time period between November 1, 2004 and the Separation Date shall be referred to as the "Transition Period." On or before the Separation Date, Mr. Manetta will resign from any and all positions he may have with Dow. During the Transition Period, Mr. Manetta shall remain eligible to participate in, and receive benefits under, those Dow benefit plans and programs for active employees at his job level in which he is eligible to participate under the terms and conditions of those plans and programs. During the Transition Period, Mr. Manetta will occupy the position of Corporate Vice President and Special Counsel to the CEO and will remain available to provide general transition assistance and perform such other duties and responsibilities as may be requested from time to time by, and performed under the general direction of, Dow's Chief Executive Officer.

(a) Subject to the provisions of subsections C (1) (b) through C (1) (d) below, Mr. Manetta's continued employment through August 31, 2005 (and continuing eligibility to receive the compensation and employment benefits that he would receive by virtue of his ongoing employment) is contingent on Dow's right to end his employment prior to July 31, 2005 for Good Cause. For purposes of this subsection of this Agreement, "Good Cause" is limited to the occurrence of any of the following: (i) conviction of a felony; (ii) gross nonfeasance or malfeasance with respect to the performance of Mr. Manetta's duties as an employee; (iii) commission of an act of theft, fraud or embezzlement that causes material injury to Dow; or (iv) refusal to follow a lawful directive of the General Counsel, the Chief Executive Officer, or the Board of Directors, which refusal is not cured within a reasonable period (but under no circumstances less than (7) business days) after that directive is confirmed in writing personally delivered to Mr. Manetta. Mr. Manetta's entitlement to receive an amount equal to his base monthly salary for the month of August, 2005 is not subject to the provisions of this subsection on Good Cause. Any termination recommendation of management for Good Cause reasons will be reviewed by the Compensation Committee of the Board of Directors of Dow.

(b) Mr. Manetta's continuing eligibility to receive any of the benefits listed in this Agreement is also contingent on Mr. Manetta continuing to provide services as set forth in this Agreement until July 31, 2005, or such earlier date as may be mutually agreed upon by Mr. Manetta and Dow.

(c) Except as expressly set forth or modified in this Agreement, and notwithstanding the provisions of subsections C(1) (a) and C (1) (b) above, Mr. Manetta's receipt of the benefits described in subsections C (4), (6), and (8) of this Agreement remains subject to all of the terms and conditions of those plans, programs and/or agreements.

(d) Notwithstanding the provisions of subsections C(1) (a) through C (1) (c) above, Mr. Manetta will receive those benefits listed in subsections C (3),(6)(c)(i), (7), and (9) through

(14) by and according to the terms of those subsections.

(2) Mr. Manetta's annual base salary increase for calendar year 2005, if any, will be determined by Dow's Chief Executive Officer consistent with Mr. Manetta's demonstrated performance for calendar year 2004 and will be administered and become effective in accordance with the standard timing of Dow's 2005 pay planning process.

(3) Mr. Manetta will receive a payout, if any, of both (a) the payout amount of the *"Individual/Team Performance Award"* component (determined as provided below) and (b) the actual company results-based payout amounts of both the *"The Dow Chemical Company (TDCC) Economic Profit (EP)"* and *"TDCC Prime Controllable Expense"* components of his total 2004 Performance Award opportunity under The Dow Chemical Company 2004 Performance Award Program (the "2004 PAP"), which collective sum will be paid to Mr. Manetta in accordance with the requirements and timing established under the 2004 PAP Guidelines. Mr. Manetta's payout amount under the *"Individual/Team Performance Award"* component will be equal to the average of the individual component payout percentages for all of the direct reports to the Dow Chief Executive Officer at the close of the 2005 pay planning process.

(4) Mr. Manetta will be eligible to participate in The Dow Chemical Company 2005 Performance Award Program (the "2005 PAP"), if any, at his job level as of October 31, 2004 in accordance with the requirements and timing established under the 2005 PAP Guidelines, except that (a) Mr. Manetta's total payout, if any, under the 2005 PAP will be pro-rated for his time on the payroll between January 1, 2005 and his Separation Date, and (b) the payout amounts, if any, of the company and individual/team components of his 2005 Performance Award opportunity will be treated in a similar fashion to their treatment under the 2004 PAP as specified in subsection C (3) above.

(5) Mr. Manetta will receive a calendar year 2005 long-term incentive grant commensurate with the corporate guidelines for his job level and demonstrated performance for calendar year 2004, which grant will be made to Mr. Manetta in accordance with the standard timing of Dow's 2005 pay planning process.

(6) Mr. Manetta's long-term incentive stock-based compensation (consisting of stock options, deferred shares, performance shares, and dividend unit shares) granted under the terms of The Dow Chemical Company 1988 Award and Option Plan (the "A&O Plan") and each individual Award Agreement and outstanding as of the Separation Date, will be administered as follows:

(a) Consistent with the terms of The Dow Chemical Company Executive Severance Supplement, Mr. Manetta's outstanding and unvested Dow stock options as of the Separation Date will continue to vest for one year following his Separation Date. In addition, Mr. Manetta will have up to the shorter of five years from his Separation Date or the original option term of each stock option grant, to exercise any outstanding options which have vested as of the one year anniversary of his Separation Date.

(b) With respect to Mr. Manetta's outstanding Dow performance share grants as of the Separation Date, (i) the number of shares actually earned under each such performance share grant shall be determined according to the performance measures applicable under each such grant; and (ii) the number of shares actually earned as provided in subclause (i) above shall be reduced to a number of shares proportionate to the total number of months Mr. Manetta was employed by Dow during the performance period of each respective performance share grant. Notwithstanding any contrary provision in the A&O Plan or any award agreement, the payment of Mr. Manetta's earned performance shares (i) may not be accelerated by the Compensation Committee in its discretion, and (ii) may not be made on account of a change in control of Dow if such payment would not comply with Section 409A of the Internal Revenue Code of 1986, as amended (the "Code").

(c) (i) With respect to Mr. Manetta's August 1, 2001 special grant of 15,000 deferred shares of Dow stock, the full amount of the grant will be released to Mr. Manetta, less applicable taxes, on the scheduled delivery date of January 31, 2007, and will be deposited into the account provided by the Company's stock plan record-keeper as soon as administratively feasible after that date.

(ii) With respect to Mr. Manetta's other outstanding grants of Dow deferred stock as of the Separation Date, Mr. Manetta will be treated as if he had retired as of the Separation Date with respect to the vesting and proration treatment of those deferred stock awards. Notwithstanding any contrary provision in the A&O Plan or any Award Agreement, the payment of Mr. Manetta's earned deferred shares (i) may not be accelerated by the Compensation Committee in its discretion, and (ii) may not be made on account of a change in control of Dow if such payment would not comply with Code Section 409A.

(d) With respect to Mr. Manetta's August 1, 2001 special incentive grant of 10,000 Dow stock dividend units, Mr. Manetta will continue to receive those dividend units for the entire 20 year life of the original grant, through July 31, 2021.

In all other respects, Mr. Manetta's LTI grants will be subject to the terms and conditions of the A&O Plan and each individual Award Agreement (including without limitation provisions concerning forfeiture upon engaging in activities harmful to the interests of, or in competition with, a Dow company) and delivered to him in accordance with Dow's standard administrative practices.

(7) Mr. Manetta's then-current account balance under the Dow Elective Deferral Plan as of the Separation Date will be distributed to Mr. Manetta (less any applicable taxes) in the following manner: (a) the portion of Mr. Manetta's account balance that is attributable to the 2002 Base Salary Deferral, the 2002 Company Matching Contribution and the associated earnings shall be distributed to him in a lump sum as soon as administratively feasible following the Separation Date but no later than 60 days after the Separation Date; and (b) the portion of Mr. Manetta's account balance that is attributable to the 2001 Company Discretionary Contribution shall be distributed as follows: (i) the sixty percent that was vested as of October 3, 2004 and the associated earnings will be distributed to him in a lump sum as soon as administratively feasible following the Separation Date but in any event no later than 60 days after the Separation Date; (ii) the next twenty-percent that will vest as of the Separation Date and the associated earnings shall be distributed to him in a lump sum the first business day of the seventh calendar month

following his Separation Date; and (iii) having received the approval of the Dow Retirement Board, the remaining twenty-percent and the associated earnings shall be distributed to him in a lump sum on October 1, 2006.

(8) To compensate Mr. Manetta for his loss of the Dow Employee Pension Plan benefit that he would have earned had he provided continuous service as a Dow employee for five years, Dow shall pay Mr. Manetta a deferred compensation benefit pursuant to the terms Deferred Compensation Agreement between Richard L. Manetta and The Dow Chemical Company dated December 8, 2004. If there is a termination for Good Cause before July 31, 2005, then the annual payment under this Deferred Compensation Agreement will be prorated for the amount of time that Mr. Manetta was actually employed between his original hire date (July 30, 2001) and July 31, 2005.

(9) Pursuant to the terms of The Dow Chemical Company U.S. Severance Plan, Mr. Manetta will receive a gross, lump sum Separation Payment (less taxes) equal to (2) weeks annual base salary determined as of the Separation Date per year of Eligibility Service under the Dow Employee Pension Plan.

(10) Pursuant to the terms of The Dow Chemical Company Executive Severance Supplement, Mr. Manetta will receive a gross, lump sum Executive Severance Supplement equal to an additional six months of annual base salary determined as of the Separation Date. This amount will be paid to Mr. Manetta on the first business day of the seventh calendar month following the Separation Date.

(11) Mr. Manetta will receive continuing vacation benefits for his time on the payroll and will be paid for any awarded but unused vacation as of his Separation Date in accordance with standard company policy applicable to non-retirement eligible employees. Pursuant to such policy, Mr. Manetta is eligible to receive a maximum of ten (10) days carryover of unused vacation from calendar year 2004 in calendar year 2005. All applicable taxes will be withheld from any such cash payments of his unused vacation balance as of the Separation Date.

(12) If, on the Separation Date, Mr. Manetta is enrolled in The Dow Chemical Company Medical Care Program or The Dow Chemical Insured Health Program, Mr.

Manetta can elect to extend medical care coverage under the Program in which he was enrolled on his Separation Date for a period of up to three (3) years from the Separation Date or until he is eligible for coverage under another group plan (or a Dow plan through a dual Dow career spouse), whichever occurs first. (This does not include dental coverage.) If Mr. Manetta elects extended coverage under The Dow Chemical Company Medical Care Program or The Dow Chemical Company Insured Health Program prior to the deadline specified in the notice he will receive from Ceridian, his premium will be the same premium active employees of Dow pay (depending on his full-time or "Less-Than-Full-Time" status) during the first 18 months of extended coverage following the Separation Date. The premium will be 102% of the full, unsubsidized cost of coverage for the remaining 18 months of extended coverage. Eligibility for the extended coverage is subject to timely, continuous premium payments, including retroactive premiums from the Separation Date forward, during the entire 36-month period. These rates are subject to change. The Company reserves the right to amend, modify, or terminate The Dow Chemical Company Medical Care Program or The Dow Chemical Company Insured Health Program at any time. Mr. Manetta is not, and will not be, eligible for coverage under any retiree medical program sponsored by Dow.

(13) If Mr. Manetta completes and submits the applicable life insurance enrollment form within the time specified by the Company, Mr. Manetta will be deemed a "Retired Split Dollar Participant" and will be enrolled for coverage under The Dow Chemical Company Group Life Insurance Program's Retiree Company Paid Life Insurance Plan and The Dow Chemical Company Employee-Paid and Dependent Life Insurance Program's Retiree Optional Life Insurance Plan (collectively referred to as "Life Insurance Programs"). Under the current terms of the Life Insurance Programs, Mr. Manetta, as a Retired Split Dollar Participant, shall, if he timely so elects, receive company paid group term life insurance in the amount of 1x his annual base salary as of the Separation Date for the rest of his life and shall, if he timely so elects, purchase employee paid life insurance in the amount of 1x his annual base salary as of the Separation Date at age appropriate premiums for the rest of his life. Failure to pay the required premium or to enroll within the time specified after separation from employment will result in waiver of coverage. Coverage cannot be reinstated once it is waived. The Company reserves the

right to amend, modify, and terminate the Life Insurance Programs at any time. To the extent practicable, Dow will, consistent with its standard practice, notify Mr. Manetta not later than 60 days prior to his Separation Date of the steps he must take to receive these benefits following the Separation Date, in the event he elects to do so. In the event 60 days notice is not practicable, such as in the event of an earlier Separation Date for Good Reason or by mutual agreement, Dow will provide as much advance notice as circumstances permit.

(14) Mr. Manetta is eligible to receive reimbursement, up to a maximum of $26,206 (subject to withholding of applicable taxes), for the cost of financial counseling services, provided he utilizes an approved professional financial counseling service, incurs such expenses on or before his Separation Date, and submits a satisfactory receipt for such expenses before his Separation Date. Mr. Manetta acknowledges and agrees that the $26,206 maximum available for further reimbursements is determined as of November 30, 2004, and that this maximum amount is subject to further reduction for any reimbursement requests submitted on or after December 1, 2004.

(15) The payment to be made pursuant to subsection C (9) of this Agreement will be made consistent with the terms of that subsection and no sooner than ten (10) business days after the Effective Date of the Release. As used in this Agreement, the "Effective Date of the Agreement" is the eighth day after Mr. Manetta signs three original drafts of the Agreement if he does not revoke it within the permissible time period, as explained in subsection H (2) below, and the "Effective Date of the Release" is the eighth day after Mr. Manetta signs three original drafts of the "Post-Employment Release" document that is attached as an Appendix to this Agreement (the "Release") if he does not revoke it within the permissible time period, as set forth in the Release itself. If the Release is not signed or is revoked within seven days, it will not go into effect and Mr. Manetta will not receive the benefits specified as payable after that Release becomes irrevocable. The signed Agreements and Releases will be sent to counsel for Dow by Mr. Manetta's counsel by overnight delivery promptly after Mr. Manetta has signed the documents.

D.   **MR. MANETTA'S PROMISES TO DOW**

       In exchange for the undertakings that are stated in Section C of this Agreement, above, Mr. Manetta, on his own behalf and on behalf of his heirs, executors, administrators and assigns (hereinafter collectively referred to as "the Manetta Releasors"), unconditionally releases all the claims described in subsection D (1) below, with the exception of Mr. Manetta's right to enforce this Agreement, and makes the following promises:

       (1) Mr. Manetta hereby fully releases, acquits and forever discharges Dow, its subsidiaries, affiliates, joint ventures, related companies, predecessors, successors and assigns, and their respective principals, directors, officers, affiliates and related entities, and each of their current and former employees, assigns, agents, associates, members, member representatives, employee benefits plans and trustees, including, but not limited to each of their respective agents, principals, directors, officers, employees, affiliates, and members, including, but not limited to all persons acting by, through, under or in concert with any of them) (hereinafter collectively referred to as "the Dow Releasees"), from and against any and all legal, equitable, or administrative claims, known or unknown, suspected or unsuspected, that he or the Manetta Releasors has, have or may have against any of them, or has had against any of them, arising from any matter or thing done, omitted, or suffered to be done on or before the Effective Date of this Agreement. Mr. Manetta agrees that this specifically includes, without limitation, all actions, claims, demands, expenses, fees, attorneys' fees, costs and all other obligations and liabilities whatsoever, if any, which have or could have arisen based on (a) federal, state or local laws or regulations prohibiting employment discrimination, including but not limited to, Title VII of the Civil Rights Act of 1964, as amended, the Americans With Disabilities Act, the Age Discrimination in Employment Act, and the Michigan Elliott-Larsen Civil Rights Act; (b) any federal, state or local tort or contract claims, including but not limited to promissory fraud, defamation, intentional infliction of emotional distress, and false light invasion of privacy; and (c) all other claims under federal, state, or local statutes, doctrines of common law, executive orders or ordinances, including but not limited to any claim for workers compensation benefits or for attorneys' fees and/or costs relating to conduct or

events occurring prior to the Effective Date of this Agreement. Age Discrimination in Employment Act claims arising after the Effective Date of this Agreement are not hereby waived. Mr. Manetta agrees and represents that he has not assigned or transferred, or purported to assign or transfer, all or any part of any such claim released by this Agreement. Subject to the terms of employment during the Transition Period set forth in this Agreement and to the specific provisions of Section C above, providing severance payments to Mr. Manetta, Mr. Manetta further waives any rights he has or may have to any benefits under any past or current employment contract or agreement (including without limitation the July 23 Agreement), any past present, or future severance plan or program offered or adopted by Dow (including without limitation the U.S. Severance Plan and the corresponding Executive Severance Supplement).

(2) Mr. Manetta agrees and represents that neither he nor any of the Manetta Releasors has filed or otherwise pursued any charges, complaints, lawsuits, or claims of any nature against any Dow Releasee with any local, state or federal government agency or court with respect to any matter covered by this Agreement, and to the extent permitted by law, neither he nor any of the Manetta Releasors will do so in the future. Mr. Manetta further agrees that should any other person, organization or other entity file, claim, sue or cause or permit to be filed any civil action, charge, suit or legal proceeding involving any matter released in this Agreement, including but not limited to matters concerning or relating to Mr. Manetta's employment relationship with Dow or the conclusion of that employment relationship, up to and including the Effective Date of this Agreement, or involving any continuing effects of any acts or practices that may have arisen or occurred on or prior to the Effective Date of this Agreement, neither Mr. Manetta nor any of the Manetta Releasors will be entitled to any monetary relief or other personal recovery, nor will he or any of the Manetta Releasors seek any monetary relief or personal recovery, in any such civil action, charge, suit or legal proceeding. Further, Mr. Manetta agrees that he will not voluntarily assist or participate in any complaint, charge or lawsuit, as a witness or otherwise, on behalf of himself or any other party, unless required by law or compelled by order of a court of competent jurisdiction or judicial process to do so, against Dow or any affiliated or successor entity. Mr. Manetta agrees to give written notice to the General

Counsel, The Dow Chemical Company, 2030 Dow Center, Midland, MI 48674, as soon as practicable, but in no event less than the longer of (a) five business days or (b) three business days before any such order, subpoena or request is returnable, provided that number of days is available.

(3) Mr. Manetta agrees that he will leave his employment with Dow effective as of the Separation Date and acknowledges that after such date, his employment status with Dow will be irrevocably concluded.

(4) Mr. Manetta agrees that he will not disclose to anyone or use, directly or indirectly, after the Separation Date, any Dow Confidential Information, except with the written consent of Dow or as required in his duties as an employee of Dow. Confidential Information is defined herein to mean trade secrets, know-how, and other information, not generally known, relating to Dow's business, which was disclosed to Mr. Manetta or with which he became familiar during his term of employment with Dow. Confidential Information includes information relating to Dow's business practices and prospective business interests, including, but not limited to, customer lists, forecasts, business and strategic plans, financial and sales information, products, processes, equipment, manufacturing operations, marketing programs, research, product development, engineering, computer systems and software, and personnel records. This obligation shall continue until such Confidential Information becomes generally known to the public without participation on Mr. Manetta's part.

(5) Mr. Manetta agrees that for a period of two (2) years from the Separation Date, he will not, without Dow's prior written permission, participate or any have any interest, directly or indirectly, in an area of any business in which he had exposure to Confidential Information (as defined in Subsection (4) immediately above) during the last five (5) years of his employment at Dow. Mr. Manetta further agrees that for such period, he will not interfere with, disrupt or attempt to disrupt the relationship, contractual or otherwise, with respect to the business carried on by Dow with any other party. The restriction of this provision shall apply to any area of the United States, or any other country of the world in which Dow is conducting such business or may be reasonably expected to engage in any such business within that two (2) year period. Such restriction shall apply to Mr. Manetta,

as owner, partner, officer, employee, consultant or advisor. For purposes of this provision, ownership of not more than one percent of the common or preferred stock of any publicly held company whose stock is listed on any recognized stock exchange or traded over the counter shall be disregarded.

(6) For two years after the Separation Date, Mr. Manetta agrees that, to the extent requested by Dow's General Counsel and subject to Mr. Manetta's personal and other business commitments, that Mr. Manetta shall provide assistance to Dow with respect to any matters of which Mr. Manetta has actual knowledge or for which he had direct responsibility during his employment with Dow. The Parties agree that the Mr. Manetta's obligations hereunder shall not exceed 10 days per year (for a total of 20 days) during such two-year period. To the extent Mr. Manetta incurs out-of-pocket expenses in assisting Dow at its request, Dow shall reimburse him.

(7) Mr. Manetta agrees that on or before the Separation Date, he will return to Dow any Dow property, such as keys, records, materials, data stored on a computer, computer disk, or CD-ROM, that is in his possession, custody or control.

E.   CONFIDENTIALITY/NON-DISPARAGEMENT

(1) Until Dow publicly discloses this Agreement, Mr. Manetta shall neither discuss any aspect of the terms of this Agreement with, nor disclose all or any portion of this Agreement to, any person or organization other than Mr. Manetta's attorneys, accountants, financial advisor, or tax advisors, the Internal Revenue Service, any other governmental entity with a need to know concerning this Agreement. If prior to Dow making public this Agreement, Mr. Manetta receives a request to disclose such information to the Internal Revenue Service or any other governmental entity with a need to know concerning this Agreement, Mr. Manetta agrees, unless otherwise prohibited by law, to immediately notify the General Counsel, The Dow Chemical Company, 2030 Dow Center, Midland, MI 48674 of such request in order to permit Dow to take steps to prevent or limit the required disclosure.

(2) The parties agree that all discussions, correspondence, and negotiations that preceded this

discussion will be kept strictly confidential and that none of the parties will hereafter disclose any information concerning such matters to any other person other than their respective attorneys, accountants, financial advisor, tax advisors, therapists, Internal Revenue Service, governmental entity or corporate personnel with a need to know concerning this Agreement. To the extent that the parties have informed others about such matters prior to execution of this Agreement and to those who they are permitted to make such disclosures as set forth in this provision, he or it will tell the parties so informed about this clause and shall request that they adhere to its provisions.   If Mr. Manetta is requested or subpoenaed to provide any such information, he will advise the General Counsel, The Dow Chemical Company, 2030 Dow Center, Midland, MI 48674, but in no event less than the longer of (a) five business days or (b) three business days before the subpoena or request is returnable. Mr. Manetta will further use his best efforts to refrain from providing such information until Dow has had an opportunity to seek any relief it chooses to pursue on its own or Mr. Manetta's behalf with respect to the request or subpoena, unless he is otherwise ordered by a court.

(3) Mr. Manetta agrees not to make (or authorize any person to make on his behalf) any remarks, comments or statements whatsoever, whether oral or written, that publicly denigrate or disparage the Company or its operations or its current or former principals, directors, officers, employees, or agents or any of their products or services in any way. The Company agrees not to make (or authorize any person to make on its behalf) any remarks, comments or statements whatsoever, whether oral or written, that publicly denigrate or disparage Mr. Manetta in any way. "Publicly" means in any forum or context in which the statements are intended to or would reasonably be expected to be communicated or repeated to a broad audience. The term "publicly" is not intended to preclude purely private social conversation, but would encompass without limitation comments in a context in which they could reasonably be expected to gain wide or notable circulation in Midland, Michigan or in corporate executive, in-house legal, or legal professional association ranks generally. Nothing in this Section E(2) shall prevent any person from (i) responding publicly to incorrect, disparaging or derogatory public statements or reports after a request for a retraction has been made by the person responding

and refused by the party that made such statement, to the extent reasonably necessary to correct or refute any such public statement or report or (ii) making any truthful statement to the extent (A) necessary with respect to any litigation, arbitration or mediation involving this Agreement, including, but not limited to, the enforcement of this Agreement or (B) required by law or by any court, arbitrator, mediator or administrative or legislative body (including any committee thereof) with apparent or actual jurisdiction to order such person to disclose or make accessible such information. Each party agrees to notify the other of any statement that is intended to be made as provided in clause (ii)(A) of the preceding sentence or is required to be made as provided in clause (ii)(B) of the preceding sentence. Such notice shall be given as much in advance of the making of such statement as is reasonably possible. The prohibition on disparagement by Mr. Manetta as set forth in this subsection includes disparagement by Mr. Manetta (or an authorized agent specifically directed by Mr. Manetta, on his behalf, to engage in activity prohibited pursuant to this subsection E (2)) in any public form or forum, including book, television, or other public media, creation of or use of a web site or other internet feature, or public statements by Mr. Manetta (or an authorized agent as defined in this sentence) in the press or any trade press. The prohibition on disparagement by the Company as set forth in this subsection includes disparagement by the Company (or authorized agent specifically directed by the Company to engage in activity prohibited pursuant to this subsection E (2)) in any public form or forum, including book, television, or other public media, creation of or use of a web site or other internet feature, or public statements by the Company (or authorized agent as defined in this sentence) in the press or any trade press.   Such communications to anyone, or a breach of the commitments made in subsections E (1) and/or E (2) of this Agreement, by Mr. Manetta, will be considered a material breach of the terms of this Agreement. The terms of this Section E of this Agreement shall not terminate and shall continue in effect after the performance of any and all other provisions of this Agreement by the parties.

F.   <u>DISPUTE RESOLUTION</u>

In the event that a dispute arises about the validity, interpretation, effect or alleged violations of this Agreement, or about any matter that may arise between the parties in the future, the parties agree to engage in good faith negotiations to try to resolve the matter. If such negotiations do not result in a resolution, the parties agree to submit the dispute to final and binding arbitration in Michigan before an experienced employment arbitrator licensed to practice law in Michigan and selected in accordance with the American Arbitration Association rules applicable to employment disputes. The arbitrator may not modify or change this Agreement in any way. Each party shall pay the fees of their respective attorneys. Unless otherwise agreed by the parties, the expenses of witnesses for either side shall be borne by the party producing such witnesses. All expenses of the arbitration, including required travel and other expenses of the arbitrator, AAA representatives, and any witness and the costs relating to any proof produced at the direction of the arbitrator, shall be borne by Dow, unless the parties agree otherwise or unless the arbitrator directs otherwise in the award as provided for in the Administrative Fee Schedule. Arbitration in this manner shall be the exclusive remedy for any arbitrable dispute. The arbitrator's decision or award shall be fully enforceable and subject to an entry of judgment by a court of competent jurisdiction. Notwithstanding the foregoing, a dispute relating to alleged violations of subsections D (4) or (5) or subsections E (1) or (2) of this Agreement may be resolved through a means other than arbitration. The parties agree that a violation of one or any of subsections D (4) or (5) or subsections E (1) or (2) by one party may cause the other party damage and irreparable injury, and the parties each hereby consent to the entry of an injunction against it in the event that either is found by a court of competent jurisdiction to have violated any portion of these subsections applicable to that party.

G.   <u>MISCELLANEOUS TERMS AGREED TO BY THE PARTIES</u>

In exchange for the promises made by and to Mr. Manetta as set forth in this Agreement, the parties to this Agreement mutually agree to the following terms:

(1) Consistent with its policies, Dow will acknowledge Mr. Manetta's dates of employment with Dow, job title, and salary as the reference it will provide. In addition, Dow will provide Mr. Manetta with separate letters from its Chief Executive Officer and Chairman of the Board concerning Mr. Manetta's contributions to Dow during his tenure as Corporate Vice President and General Counsel.

(2)   The provisions of this Agreement are severable, and if any part of it, other than the release contained in subsection D (1), is found to be unenforceable, the remainder will remain fully valid and enforceable. If the release contained in subsection D (1) is invalidated, the whole Agreement will be null and void and any benefits paid under it will be promptly returned to Dow. Moreover, if any one or more of the protections against unfair competition specified in subsection(s) D (4) to D (5) above, shall be held by a Court or arbitrator charged with enforcing the same to be excessively broad as to duration, activity, or subject, such provisions shall be construed by limiting and reducing them so as to be enforceable to the maximum extent allowed by applicable law.

(3)   This Agreement shall be construed as a whole according to its fair meaning. It shall not be construed strictly for or against either party. Unless the context indicates otherwise, the term "or" shall be deemed to include the term "and" and the singular or plural number shall be deemed to include the other. Captions are intended solely for convenience of reference and shall not be used in the interpretation of this Release.

(4)   Except as otherwise specifically provided in this Agreement, this Agreement sets forth the entire agreement between the parties regarding the subject matter herein, and fully supersedes any and all prior agreements or understandings between the parties pertaining to the subject matter hereof and any other employment or severance agreements that may have been made by and between Mr. Manetta and Dow. This Agreement does not affect Mr. Manetta's rights and obligations under any secrecy or confidentiality agreements that he has signed with Dow, or pursuant to Articles 1 through 7 and 9 through 10 of the standard Dow "Employee Agreement" he has signed with Dow, or under the various Dow employee benefit plans (except as specifically modified herein), which agreements and plans are governed by their own terms.

(5)   This Agreement shall bind the parties' heirs, administrators, executors, representatives, attorneys, successors and assigns, and shall inure to the benefit of the Manetta Releasors and all Dow Releasees and their respective spouses, heirs, administrators, executors, representatives, attorneys, successors and assigns.

(6) The parties agree that, without the receipt of further consideration, they will sign any documents, and will do anything else that is necessary in the future, to make the provisions of this Agreement effective.

(7) This Agreement shall be effective and irrevocable on the eighth day after Mr. Manetta signs three copies of the Agreement, so long as he does not revoke it within seven days after he executes it.

(8) This Agreement shall be governed by the substantive statutes and common law of Michigan, other than its choice of law provisions.

(9) Once the United States Treasury Department issues the initial notice, regulation, or other official guidance explaining the types of non-qualified deferred compensation arrangements that are subject to Code Section 409A and the transition rules for such arrangements that do not satisfy the requirements of Code Section 409A, the parties agree to use commercially reasonable efforts to amend the Agreement if (i) the Agreement would cause Mr. Manetta to experience unintended adverse federal income tax consequences under Code Section 409A absent such an amendment, and (ii) the adverse tax consequences may be avoided by an amendment to the Agreement, provided that Dow is taking similar or comparable steps for other Dow executives and the amendment does not increase the amount or cost of the payment or benefit Dow had originally agreed to provide to Mr. Manetta beyond the amount or cost that is being paid to or on behalf of other executives so affected.

H.   **MR. MANETTA'S ACKNOWLEDGMENTS**

This Agreement is a legal document with legal consequences. Mr. Manetta makes the following assurances to Dow:

(1) Mr. Manetta was first given a copy of this Agreement on November 29, 2004, and was given a period of up to 21 days to review and consider it and he understands that he could use as much of the 21 day period as he wished, and to the extent he signs it before the 21 day period has run, he waives the right to additional time to consider it.

(2) Mr. Manetta was advised that the Agreement and Release may each be revoked within seven days of signing it by delivering a written notice of revocation to General Counsel, The Dow Chemical Company, 2030 Dow Center, Midland, MI 48674, no later than the close of business on the seventh day after he signs this Agreement or the Release, as applicable. If either the Agreement or the Release is revoked, such document will not be effective or enforceable and Mr. Manetta will not receive any of the benefits described therein.

(3) Mr. Manetta understands that he may be releasing claims that he does not know about and acknowledges that this is his knowing and voluntary intent, even though he recognizes that someday he might learn that some or all of the facts he currently believes to be true are untrue and even though he might then regret having signed this Agreement with the release of claims herein. Nevertheless, Mr. Manetta agrees to assume that risk and agrees that the release of claims hereunder shall remain effective in all respects in any such case. Mr. Manetta expressly waives all rights he might have under any law that is intended to protect him from waiving unknown claims and understands the significance of doing so.

(4) Mr. Manetta has carefully read and fully understands all of the provisions of the Agreement. He voluntarily and of his own free will enters into this Agreement, which is contractual in nature and contains a release of all known and unknown claims against Dow and the Dow Releasees involving conduct or events occurring prior to the Effective Date of this Agreement.

(5) Mr. Manetta has discussed this Agreement with his attorney and has received advice of counsel on the appropriateness of the Agreement and of his entering into it. In entering into this Agreement he is not relying on statements or advice from Dow or its attorneys, other than as set forth in the Agreement and its attachments, as to the meaning or legal significance of its provisions.

PLEASE READ THIS AGREEMENT CAREFULLY. IT CONTAINS A RELEASE OF ALL KNOWN AND UNKNOWN CLAIMS.

Executed in Midland, Michigan, this 10th day of December, 2004.

/S/ RICHARD L. MANETTA
Richard L. Manetta

Reviewed and approved as to form:

/S/ ELIZABETH HARDY
Elizabeth Hardy
Attorney for Richard L. Manetta

Executed in Midland, Michigan, this 8th day of December, 2004.

On behalf of The Dow Chemical Company

By: /S/ LUCIANO R. RESPINI
Luciano R. Respini
Vice President, Geography, Human Resources, and Public
Affairs

Reviewed and approved as to form:

/S/ BARBARA BERISH BROWN
Barbara Berish Brown
Attorney for The Dow Chemical Company

APPENDIX

POST-EMPLOYMENT RELEASE

I entered into a Settlement Agreement and General Release (the "Agreement") with The Dow Chemical Company dated December 8, 2004. I hereby acknowledge that:

      (1) A blank copy of this Post-Employment Release ("Release") was attached as an Appendix to the Agreement when it was given to me for review. I have had more time to consider signing this Release than the ample time I was given to consider signing the Agreement. I understand that I may not sign this Release any sooner than my "Separation Date" as specified in the Agreement, and that I may revoke this Release within 7 days after I sign it, in which case it will never go into effect. I was advised to discuss the Agreement, including this Release, with an attorney before executing either document, and have done so.

The remaining benefits payable under the Agreement as specified in subsection C (15) of the Agreement (the "Remaining Benefits") are only payable to me if I sign this Release and do not revoke it within 7 days after I sign it.

      (2) My employment actually ended before I signed this Release and in exchange for my Remaining Benefits, I hereby agree that this Release will be a part of the Agreement and that the Agreement will be construed and applied as if I signed it on the day I signed this Release. This extends my release of Claims under the Agreement to any Claims that arose during the remainder of my employment through the date I signed this Release.

                  /S/ RICHARD L. MANETTA
                  Richard L. Manetta

Date:

December 10, 2004